Exhibit 99.2

Pioneering Meat 2.0 ™

August 9, 2021

Dear Shareholder,

You are cordially invited to attend the 2021 Annual Meeting of Shareholders (the “Annual Meeting”) of MeaTech 3D Ltd. (“we” or the “Company”), to be held on Monday, September 13, 2021 at 4:00 p.m. Israel time (9:00 a.m. EDT) at our executive offices at 18 Einstein St., Ness Ziona, Israel and via teleconference, the access instructions for which will be distributed in advance.

The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to the novel coronavirus, or COVID-19. Although we intend to hold our Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Annual Meeting.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Annual Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

Steven H. Lavin
Chairman of the Board

MeaTech 3D Ltd.
______________________________________________________

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON SEPTEMBER 13, 2021

Notice is hereby given that the 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) of MeaTech 3D Ltd. (“we” or the “Company”) will be held on Monday, September 13, 2021, at 4:00 p.m. Israel time (9:00 a.m. EDT) at our executive offices at 18 Einstein St., Ness Ziona, Israel and via teleconference, the access instructions for which will be distributed in advance. The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to the novel coronavirus, or COVID-19. Although we intend to hold our Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Annual Meeting.

The agenda of the Annual Meeting will be as follows:

1.	to reelect each of Mr. Steven H. Lavin, Mr. Daniel Ayalon, Mr. Sharon Fima, Mr. Omri Schanin and Ms. Sari Singer as directors of the Company;

2.	to approve the compensation payable to our current and future directors;

3.	to approve the compensation payable to Mr. Sharon Fima, our Chief Executive Officer, Chief Technology Officer and Director;

4.	to approve the compensation payable to Mr. Omri Schanin, our Deputy Chief Executive Officer and Director;

5.
to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

6.	to report on the business of the Company for the fiscal year ended December 31, 2020, including a review of the fiscal 2020 financial statements; and

7.	to act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Approval of Items 1 through 5 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon (disregarding abstentions); approval of Item 3 will require, in addition to such majority vote, that either (i) the shares voted in favor of such proposal include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter, as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law” or the “Companies Law”), or (ii) the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company. Item 6 will not, and Item 7 is not expected to, involve a vote of the shareholders.

Shareholders of record at the close of business on the record date, August 6, 2021 are entitled to notice of and to vote at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual Meeting, to revoke the proxy or to vote your shares in person.

If you attend the Annual Meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting. If your ADSs are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your Shares and can generally do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your Shares.

•
In person at the Annual Meeting.   Contact the broker or other nominee who holds your Shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 17.4 of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Annual Meeting must be delivered to the Company no later than ten days prior to the date of the Annual Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Annual Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Annual Meeting, we will publish a revised agenda in the manner set forth below.

We will file copies of the proxy statement and other documents with the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, which may be obtained without charge from the SEC’s website at www.sec.gov, from our website at www.meatech3d.com, or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC and the ISA.

Steven H. Lavin
Chairman of the Board

Date: August 9, 2021

ii

MeaTech 3D Ltd.

18 Einstein St., Ness Ziona 7414001, Israel

________________________

PROXY STATEMENT
________________________

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of MeaTech 3D Ltd. at the close of business on August 6, 2021, in connection with the solicitation by our Board of Directors of proxies for use at the 2021 Annual General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

The 2021 Annual General Meeting of the Shareholders will be held on Monday, September 13, 2021 at 4:00 p.m. Israel time (9:00 a.m. EDT) at our executive offices at 18 Einstein St., Ness Ziona, Israel and via teleconference, the access instructions for which will be distributed in advance. The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to the novel coronavirus, or COVID-19. Although we intend to hold our Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Annual Meeting.

INTRODUCTION

We are a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	the “Company,” “we,” “us,” or “our” are references to MeaTech 3D Ltd. and its subsidiaries;

•	“ADSs” means our American Depositary Shares, each representing 10 ordinary shares;

•	“Annual Meeting” means the 2021 Annual General Meeting of the Shareholders;

•
“Annual Report” means our Annual Report on Form 20-F, which was filed with the SEC on April 21, 2021. Our Annual Report is available on the SEC’s website at www.sec.gov and our website at www.meatech3d.com;

•	“Companies Law” means the Israeli Companies Law, 5759-1999;

•	“dollars,” “U.S. dollars” or “$” mean United States dollars;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“ordinary shares” means our ordinary shares, no par value;

•	“SEC” means the United States Securities and Exchange Commission; and

•	“TASE” means the Tel Aviv Stock Exchange.

On August 5, 2021, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.214 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE ANNUAL MEETING

It is proposed that the following resolutions be adopted at the Annual Meeting:

1.	to reelect each of Mr. Steven H. Lavin, Mr. Daniel Ayalon, Mr. Sharon Fima, Mr. Omri Schanin and Ms. Sari Singer as directors of the Company;

2.	to approve the compensation payable to our current and future directors;

3.	to approve the compensation payable to Mr. Sharon Fima, our Chief Executive Officer, Chief Technology Officer and Director;

4.	to approve the compensation payable to Mr. Omri Schanin, our Deputy Chief Executive Officer and Director; and

5.
to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

In addition, our consolidated financial statements for the year ended December 31, 2020 and related auditors’ report will be reviewed and considered at the Annual Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR each of the director nominees and FOR approval of all of the remaining proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. However, if a shareholder attends the Annual Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Annual Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Annual Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares.

Shareholder Proposals and Position Statements

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Annual Meeting must be delivered to the Company no later than ten days prior to the date of the Annual Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Annual Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Annual Meeting, we will publish a revised agenda in the manner set forth below.

If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on August 6, 2021 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of August 6, 2021, we had 123,924,104 issued and outstanding ordinary shares.

The quorum required at the Annual Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of the voting rights in the Company.  If the Annual Meeting is adjourned for lack of a quorum, it will be adjourned to the following business day, at the same time and place (i.e. it will be adjourned to Tuesday, September 14, 2021, at 4:00 p.m. Israel time (9:00 a.m. EDT)), or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any one shareholder, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership by all shareholders who, to our knowledge, own beneficially more than 5% of our ordinary shares as of August 3, 2021:

	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Psagot Investment House Ltd.(1)	9,952,712	7.8%
Shimon Cohen	6,426,966	5.2%

(1)
Consists of 5,095,712 ordinary shares held jointly with Pareto Optimum, LP, warrants to purchase 2,428,500 ordinary shares at an exercise price of NIS 5.00 (approximately $1.55) within 60 days of August 3, 2021, and warrants to purchase 2,428,500 ordinary shares at an exercise price of NIS 6.00 (approximately $1.87) within 60 days of August 3, 2021. The general partner in Pareto Optimum, LP, is Psagot Hedge Fund Management Ltd., which is owned by Psagot Compass Investments Ltd., a subsidiary of Psagot Investment House Ltd. Psagot Investment House Ltd. is indirectly fully owned by Apax Europe VII-A L.P., Apax Europe VII-B L.P. and Apax Europe VII-1 L.P., or the Apax Europe VII Funds, through Himalaya AP.PS Ltd. and various holding companies which are indirectly controlled, managed and/or advised by Apax Partners Europe Managers Ltd., or APEM. APEM is the investment manager of the Apax Europe VII Funds with respect to various investments, including Psagot Investment House Ltd. APEM is fully owned by Messrs. Martin Halusa and Nico Hansen, and as such, and as such, Messrs. Halusa and Hansen may be deemed to beneficially own the ordinary shares jointly beneficially owned by Psagot Investment House Ltd. and Pareto Optimum, LP. The shareholder’s business address is 14 Ahad Ha’am St., Tel Aviv 6514211, Israel.

The following table lists, as of August 3, 2021, the number of our ordinary shares beneficially owned by each of our directors and executive officers and our directors and executive officers as a group:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors and executive officers
Sharon Fima(1)	3,772,733	3.0%
Omri Schanin(2)	3,522,733	2.8%
Guy Hefer	—	—
Dan Kozlovski(3)	50,007	*
Steven H. Lavin(4)	2,940,774	2.4%
Daniel Ayalon(5)	447,766	*
David Gerbi	—	—
Eli Arad	—	—
Shirly Cohen	—	—
Sari Singer	—	—
All directors and executive officers as a group (10 persons)	10,734,023	8.6%

*	Represents beneficial ownership of less than one percent (1%).

(1)
Consists of 3,522,733 ordinary shares and options to purchase 250,000 ordinary shares exercisable within 60 days of August 3, 2021, with an exercise price of NIS 2.32 (approximately $0.72). These options expire on May 17, 2024.

(2)	Consists of ordinary shares.

(3)	Consists of options to purchase ordinary shares exercisable within 60 days of August 3, 2021, with an exercise price of NIS 1.90 (approximately $0.59). These options expire on August 5, 2024.

(4)
Consists of 2,846,856 ordinary shares and RSUs vesting into 93,918 ordinary shares at a conversion price of NIS 0.30 (approximately $0.09) within 60 days of August 3, 2021. The amounts are based on Mr. Lavin’s 99% ownership of the shares of EL Capital Investments, LLC, which, to the best of our knowledge, holds 2,043,846 of our ordinary shares, and his 1/3 ownership of the shares of Silver Road Capital Ltd., which, to the best of our knowledge, holds 1,343,329 of our ordinary shares.

(5)	The amount is based on Mr. Ayalon’s 1/3 ownership of the shares of Silver Road Capital Ltd., which, to the best of our knowledge, holds 1,343,329 of our ordinary shares.

ITEM 1

ELECTION OF DIRECTORS

Background

Our directors are elected at each annual meeting of shareholders. We are presenting five (5) nominees for election as directors at the Annual Meeting, each of whom is a current member of our Board of Directors. If re-elected, each of the nominees (i) will hold office until the next annual general meeting, unless his or her office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law and (ii) will be entitled to receive the compensation described in Item 2 (if such Item is approved). Each of Messrs. Eli Arad and David Gerbi will continue to serve as directors of the Company until the annual general meeting of shareholders in 2022, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item 1, the size of our Board of Directors will be seven (7) directors, of whom Eli Arad, David Gerbi and Sari Singer qualify as independent directors under the corporate governance standards of the Nasdaq rules and the independence requirements of Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Eli Arad and David Gerbi each has such expertise.

The nominees, the present principal occupation or employment of each, the year in which each first became a director of the Company and a brief biography are set forth below. For details about beneficial ownership of our Shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” Such information is based upon the records of the Company and information furnished to it by the nominees.

For details about compensation paid or payable to these nominees if elected, see below under the caption “Compensation Payable to our Directors,” our Compensation Policy and Item 2 of this Proxy Statement.

Name	Age	Director Since	Position
Steven H. Lavin	66	2020	Chairman of the Board of Directors
Daniel Ayalon	65	2020	Director
Sharon Fima	46	2020	Director, Chief Executive Officer and Chief Technology Officer
Omri Schanin	31	2021	Director and Deputy Chief Executive Officer
Sari Singer	41	2021	Director

Steven H. Lavin, Chairman of the Board of Directors

Steven H. Lavin has served on our board of directors as Chairman since May 2020. He is president of Lavin & Gedville, P.C., a boutique law firm where he specializes in providing advice, negotiating and completing financing transactions, business acquisitions and dispositions, corporate structure and organizations. Mr. Lavin is a member of Germin8 Ventures, LLC, a venture capital firm investing in transformative food and agricultural technology and providing investment and strategic resources to companies addressing major demand trends and improving the global food system through disruptive technologies and solutions. Since 2004, Mr. Lavin has served on the board of managers, and since 2005 he has served as vice-chairman of OSI Group, LLC, a leading global provider of primary and value added further processed protein and other food products. Mr. Lavin is also a director of Bank Leumi USA, the U.S. subsidiary of one of Israel’s largest banks, as well as a number of OSI subsidiaries. Mr. Lavin holds a J.D. from Loyola University School of Law and a B.S. in Accountancy from the University of Illinois. He is a member of the Illinois Bar, the American Bar Association, the Illinois State Bar Association and the Chicago Bar Association.

Daniel Ayalon, Director

Daniel Ayalon has served as a director since May 2020. He served as Foreign Policy Advisor to Israeli Prime Minister Ariel Sharon and as Israel’s Ambassador to the United States between 2002 and 2006. Mr. Ayalon is a member of the board of governors of Tel Aviv University, and the board of trustees of the Lantos Human Rights and Justice Foundation in Washington, DC. Mr. Ayalon was elected to Israel’s parliament, the Knesset, in 2009, and served as Deputy Minister of Foreign Affairs until 2013. He is chairman of Hod Ayalon Ltd., a firm that consults to governments and international corporations, and was a visiting professor of foreign policy studies at Yeshiva University. Mr. Ayalon holds a B.A. in Economics and Labor Studies from the Tel Aviv University, and an M.B.A. from Bowling Green State University.

Sharon Fima, Director, Chief Executive Officer and Chief Technology Officer

Sharon Fima has served as our Chief Executive Officer and Chief Technology Officer since September 2019, and a director since January 2020. He has over 20 years of experience as a printing-industry entrepreneur. From 2018 to 2019, he was the founder and CEO of Agama Extreme Ltd., and from 2014 to 2018, he was the founder and CTO of Nano Dimension Ltd. (Nasdaq/TASE: NNDM), which developed a complete desktop three-dimensional printing system for multilayer printed circuit boards, working on proprietary conductive nano-silver inks along with novel insulating and substrate inks. Prior to Nano Dimension, Mr. Fima was R&D Integration Manager at XJET Ltd. from 2010 to 2013, and an R&D team leader between 1997 and 2010 at HP Indigo Divison, a division of Hewlett Packard’s graphic solutions business.

Omri Schanin, Director and Deputy Chief Executive Officer

Omri Schanin has served as served as an officer, initially our Chief Operating Officer and later our Deputy CEO since October 2020, after co-founding and joining us in September 2019, and as a director since March 2021. Between 2018 and 2019, he was founder and CEO of Docomed, a digital health company offering better treatment through continuous pain monitoring and data collection, and co-founder and CEO of Cannova, a developer of sublingual alginate strips to supply active ingredients of the cannabis plant through the tongue into the bloodstream, between 2018 and 2019. He was previously a Merage Fellow at the University of California, Irvine. Between 2013 and 2016, he attained the rank of Major (Res.) while serving as a deputy commander of an Israeli Navy ship. He was included in the Forbes Israel 30 Under 30 list for 2021. Mr. Schanin holds B.Sc. degrees in Life Sciences and Biotechnology from the Hebrew University of Jerusalem, Israel, and Business Management and Political Science from the University of Haifa, and an MBA in Entrepreneurship and Innovation from the College of Management Academic Studies.

Sari Singer, Director

Sari Singer has served as a director since March 2021. Ms. Singer serves as General Counsel and Executive Vice President at Delek Drilling LP, the oil and gas arm of the Delek Group in Israel, and a partner in the Tamar and Leviathan offshore gas fields, as well as other petroleum assets offshore Israel and Cyprus, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007.

The Proposed Resolutions

It is proposed that the following resolutions be adopted at the Annual Meeting:

“RESOLVED, that Mr. Steven H. Lavin be reelected, effective immediately, to serve as a member of the Board of the Company until the next annual general meeting of the Company and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

“RESOLVED, that Mr. Daniel Ayalon be reelected, effective immediately, to serve as a member of the Board of the Company until the next annual general meeting of the Company and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

“RESOLVED, that Mr. Sharon Fima be reelected, effective immediately, to serve as a member of the Board of the Company until the next annual general meeting of the Company and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

“RESOLVED, that Mr. Omri Schanin be reelected, effective immediately, to serve as a member of the Board of the Company until the next annual general meeting of the Company and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

“RESOLVED, that Ms. Sari Singer be reelected, effective immediately, to serve as a member of the Board of the Company until the next annual general meeting of the Company and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy and voting on the matter (disregarding abstentions), is required for the approval of the election of each nominee.

Our Board of Directors recommends a vote FOR each of the director nominees.

Compensation of Executive Officers

For information concerning the compensation earned during 2020 by our five most highly-compensated executive officers, including base salary, bonuses and equity-based compensation, please see “Item 6.B. Directors, Senior Management and Employees—Compensation—Individual Compensation of Office Holders” of our Annual Report.

ITEM 2

 COMPENSATION PAYABLE TO OUR DIRECTORS

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to our directors Mr. Eli Arad, Mr. Daniel Ayalon, Mr. David Gerbi and Ms. Sari Singer, who are neither the Chairman of our Board of Directors nor executive directors, as well as to any additional non-executive director appointed to our Board in the future. Under the Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On March 8, 2021, our shareholders approved amendments to our Compensation Policy to allow the below compensation terms. On July 14, 2021, our Compensation Committee recommended, and on July 20, 2021, our Board of Directors found, that the following compensation terms comply with our Compensation Policy and approved these compensation terms, subject to approval by our shareholders.

We propose to pay the aforementioned directors the following compensation, with the cash portion of the compensation to be paid in four equal, quarterly installments:

•	An annual fee of $30,000 for each director;

•	An annual fee of $5,000 for each committee membership or chairmanship;

•
An allocation of options to purchase 196,400 ordinary shares (currently equivalent to 19,640 ADSs) each with an average annual value of $22,500, vesting over three years (1/3 after one year, followed by 1/12 of the total at the end of each quarter thereafter), expiring three months following the director’s cessation of service but in any case after four years, with an exercise price of $0.716 per ordinary share (reflecting the average closing price of our ADSs on the Nasdaq in the 30 days prior to the approval of the board of directors), and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

•
An allocation of restricted share units (RSUs) to each of Eli Arad, Daniel Ayalon and David Gerbi, vesting into 59,900 ordinary shares (currently equivalent to 5,990 ADSs), each with an average annual value of $12,500 ($22,500 less the average annual value of $10,000 of RSUs already allocated in 2021), and RSUs to Sari Singer, who has not yet received an allocation of our equity, vesting into 107,800 ordinary shares (currently equivalent to 10,780 ADSs), with an average annual value of $22,500, all vesting over three years (1/3 after one year, followed by 1/12 of the total at the end of each quarter thereafter) with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

In addition, we propose to pay any future non-executive director the following compensation, with the cash portion of the compensation to be paid in four equal, quarterly installments:

•	An annual fee of $30,000 for each director;

•	An annual fee of $5,000 for each committee membership or chairmanship;

•
An allocation of options to each non-executive director to purchase shares with an average annual value of $22,500, in an amount to be approved by our Board of Directors. vesting over three years (1/3 after one year, followed by 1/12 of the total at the end of each quarter thereafter), expiring three months following the director’s cessation of service but in any case after four years. Options issued to U.S.-resident directors shall be non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

•
An allocation of restricted share units (RSUs) to each director vesting into ordinary shares with an average annual value of $22,500, in an amount to be approved by our Board of Directors, vesting over three years (1/3 after one year, followed by 1/12 of the total at the end of each quarter thereafter) with no exercise price. RSUs issued to U.S.-resident directors shall be non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate the directors for their services and their contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required of our directors and the compensation paid by similar companies. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed director compensation is in the best interests of the Company.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the compensation to be paid to our current and future directors, as described in the Proxy Statement.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy and voting on the matter (disregarding abstentions), is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 3

 CEO COMPENSATION

Background

Under the Companies Law, the terms of compensation of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

As stated in Item 1 above, Mr. Sharon Fima has served as our Chief Executive Officer and Chief Technology Officer since September 2019, and as a director since January 2020. On July 14, 2021, our Compensation Committee recommended, and on July 20, 2021, our Board of Directors approved an annual gross salary for Mr. Fima of NIS 564,000 ($174,00), commencing August 1, 2021, not including the social benefits that we pay on behalf of our officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is an appropriate incentive in consideration of Mr. Fima’s ongoing and expected contribution to the Company’s growth. In addition, our Compensation Committee and Board of Directors determined that the proposed compensation of Mr. Fima will comply with our Compensation Policy.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the compensation for Mr. Sharon Fima, as described in the Proxy Statement.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy and voting on the matter (disregarding abstentions); approval of this matter will require, in addition to such majority vote, that either (i) the shares voted in favor of such proposal include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter, as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law” or the “Companies Law”) or (ii) the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. To the knowledge of the Company, there is no shareholder who is a controlling shareholder.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the enclosed form of proxy will not create a personal interest.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Although it is unlikely that any of the Company’s public shareholders has a personal interest in this matter, to avoid confusion, in the enclosed form of proxy card we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter.  If you do not mark this box, your vote will not be counted. If you are unsure whether you can make this confirmation, please contact the Company’s Corporate Secretary, at corpsec@meatech3d.com, for instructions on how to vote your Shares and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 4

 DEPUTY CEO COMPENSATION

Background

Under the Companies Law, the terms of compensation of an employee who also serves as a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

As stated in Item 1 above, Mr. Omri Schanin has served as an officer, initially our Chief Operating Officer and later our Deputy CEO, since October 2020, after co-founding and joining us in September 2019, and as a director since March 2021. On July 14, 2021, our Compensation Committee recommended, and on July 20, 2021, our Board of Directors approved an annual salary for Mr. Schanin of NIS 540,000 ($167,000), commencing August 1, 2021, not including the social benefits that we pay on behalf of our officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

Our Compensation Committee further recommended, and our Board of Directors approved, an allocation of options to purchase 250,000 ordinary shares (currently equivalent to 25,000 ADSs), vesting over three years (1/3 after one year, followed by 1/12 of the total at the end of each quarter thereafter), expiring three months following Mr. Schanin’s cessation of service but in any case after four years, with an exercise price of $0.716 per ordinary share (the average closing price of our ADSs on the Nasdaq in the 30 days prior to the approval of the board of directors), and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is an appropriate incentive in consideration of Mr. Schanin’s ongoing and expected contribution to the Company’s growth. In addition, our Compensation Committee and Board of Directors determined that the proposed compensation of Mr. Schanin will comply with our Compensation Policy.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the compensation package for Mr. Omri Schanin, as described in the Proxy Statement.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy and voting on the matter (disregarding abstentions), is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 5

 REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, or KPMG, have served as our auditors since 2019.

At the Annual Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Annual Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in the years indicated.

	Year Ended December 31, (Amounts in thousands)
	2020	2019
Audit fees(1)	$145	$65
Audit-related fees(2)	-	-
Tax fees(3)	10	-
Other fees(4)	-	-
Total	$155	$65

(1)
Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the TASE and SEC.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)
Tax fees include fees billed for tax compliance services that were rendered during the most recent fiscal year, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(4)	No other fees were billed by the Company’s auditors to the Company during the years ended December 31, 2020 and 2019.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy and voting on the matter (disregarding abstentions), is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual Meeting, our audited Consolidated Financial Statements for the fiscal year ended December 31, 2020 and related auditor’s report will be presented for discussion, as required by the Companies Law.

The Consolidated Financial Statements and related auditor’s report as well as our Annual Report may be obtained without charge from the SEC’s website at www.sec.gov or our website at www.meatech3d.com, or by directing a request to our corporate secretary. None of the Consolidated Financial Statements, the related auditor’s report, our Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: 18 Einstein St., P.O. Box 4061, Ness Ziona 7414001, Israel, Attention: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our Corporate Secretary must receive the written proposal no later than August 16, 2021. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting in a press release and/or a Current Report on Form 6-K furnished to the SEC.

Shareholder Proposals for Annual General Meeting in 2022

We currently expect that the agenda for our annual general meeting to be held in 2022 (the “2022 Annual Meeting”) will include the election of directors, the election of our independent auditors, and presentation and discussion of the financial statements of the Company for the year ended December 31, 2021 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2022 Annual Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: 18 Einstein St., P.O. Box 4061, Ness Ziona 7414001, Israel, Attention: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the agenda for the 2022 Annual Meeting, our Corporate Secretary must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Annual Meeting, i.e. no later than June 15, 2022; provided that if the date of the 2022 Annual Meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2022 Annual Meeting and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2022 Annual Meeting is first made.

 In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2022 Annual Meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2022 Annual Meeting in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Annual Meeting, other than as set forth in the Notice of 2021 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,
Steven H. Lavin
Chairman of the Board
Date: August 9, 2021